OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711    www.mirandagold.com

DRILLING RESUMES AT
MIRANDA’S RED CANYON PROJECT

Vancouver, BC, Canada –November 5, 2012– Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce its exploration funding partner at Red Canyon, Montezuma Mines Inc. ("Montezuma"), a wholly owned subsidiary of CMQ Resources Inc. (TSX-V:NV), has started its 2012 drill program at Red Canyon.  Montezuma expects to test three target areas with a total of six to seven reverse circulation (RC) drill holes totaling about 9,300 feet (2835 m).

The target areas to be drill tested include the following:

Ice:  Two holes will further test for mineralization encountered in 2011 RC hole MR11-01 that intersects 20 ft (6.1 m) of 0.205 oz Au/ton (7.025 g Au/t) from 110-130 ft (33.5-39.6 m).

The Hole:  This target name derives from a pronounced controlled source audio-frequency magnetotelluric (CSAMT) resistivity low with approximate plan dimensions of 2,000 x 2,600 ft (610 x 790 m).  Montezuma interprets the resistivity low as permissive for a fault-bounded decalcified and clay-altered gold mineralized pipe-like body.  Up to three holes to about 2,300 ft (700 m) deep will test the target.

Wall:  At Wall rock chip samples with up to 0.070 oz Au/ton (2.4 g Au/t) coincide with a geophysically defined fault-bounded horst block that extends 5,000 ft (1,500 m) from Wall northwest through the Ice target area.  One drill hole to about 900 ft (270 m) deep will test favorable carbonate stratigraphy along the western margin of the horst.

Since 2009 Montezuma has completed geologic mapping, revised stratigraphic interpretations, and run soil and rock-chip geochemical, CSAMT resistivity, ground magnetic, and gravity surveys.  Montezuma has drilled a total of 26 RC and three core holes for a total of 25,607 ft (7,805 m).  Montezuma conducts its drilling under the Bureau of Land Management approved Red Canyon Plan of Operations (“PoO”) that permits up to 125 acres (50 hectares) of total disturbance.

Project Details

The Red Canyon project in Eureka County, Nevada, includes 254 unpatented lode mining claims (7.9 sq mi / 20.6 sq km) on the Battle Mountain-Eureka Trend and adjoins U.S. Gold's Tonkin Springs property to the west. The project covers an erosional "window" that exposes hydrothermally altered and brecciated lower-plate carbonate rocks that are age equivalent to the rocks hosting Barrick Gold's Cortez Hills gold deposit.

All data disclosed in this press release have been reviewed by Vice President of Exploration, Joe Hebert, a Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Gold Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.